U.S. SECURITIES INTERNATIONAL CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18118

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __U S Securities Internaitonal corp.__

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__120 Broadway, Suite 1017__
(No. and Street)

__New York__	__NY__	__10271__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__William Coppa__	__(212) 227-0800__	__bcoppa@ussecuritiesintl.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WWC, P.C.__
(Name – if individual, state last, first, and middle name)

__2010 Pioner Court__	__San Mateo__	__CA__	__94403__
(Address)	(City)	(State)	(Zip Code)

__03/16/2004__	__1171__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Coppa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U S Securities International Corp. _____, as of 9/30 _____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York, County of New York

Sworn and Subscribed to
Before Me This

DEC 20 2023

Jenn Hernandez
Notary Public

Signature _William Coppa_

Title: Secretary/Treasurer

Jenice Hernandez
Notary Public State Of New York
No. 01HE6359254
Qualified in Bronx, Cert. Kings, NY Counties
Commission Expires May 22nd 2025
The UPS Store @ 82 Nassau   212.406.9010

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
U.S. Securities International Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2023, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Securities International Corp.'s management. Our responsibility is to express an opinion on U.S. Securities International Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Securities International Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of U.S. Securities International Corp.'s financial statements. The supplemental information is the responsibility of U.S. Securities International Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
PCAOB ID: 1171

We have served as the Company's auditor since 2021.

San Mateo, CA
December 14, 2023

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2023

Current Assets:

Cash and cash equivalents	$	54,639
Commissions receivable due from clearing broker		29,580
Trading securities		2,330,997
Prepaid taxes		1,308

Right of use assets, net		171,258

Non-current Assets:

Restricted cash – deposit held at clearing broker		50,000
Total Assets	$	2,637,782

Current Liabilities:

Accounts payable and accrued liabilities	$	129,016
Lease obligations		171,258
Total Liabilities	$	300,274

Commitments and Contingencies		–

Stockholders' Equity:

Common stock with $1.00 par value: authorized 10,000 shares		
Designated non-voting: issued and outstanding 36 shares as of September 30, 2023	$	36
Designated voting; issued and outstanding 4 shares as of September 30, 2023		4
Retained earnings		2,337,468
Total Stockholders' Equity	$	2,337,508
Total Liabilities and Stockholders' Equity	$	2,637,782

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2023

Revenue:		
Commissions	$	364,113
Interest and dividends		34,796
Trading income		635,836
Other income		3,673
Total revenue	$	1,038,418
Expenses:		
Compensation expense		206,806
Clearing and execution expense		141,713
Miscellaneous operating expense		122,901
Professional fees		31,388
Occupancy		86,897
Insurance		18,422
Regulatory fees		9,210
Communication and market data		5,920
		623,257
Income before taxes		415,161
Provision for federal income tax		—
Provision for state and local taxes		—
		—
Net income		415,161
Comprehensive income		415,161

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2023

	Common Stock – Non-Voting		Common Stock – Voting		Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount		
Balance as of October 1, 2022	36	$ 36	4	$ 4	$ 1,922,307	$ 1,922,347
Net income	-	-	-	-	415,161	415,161
Balance as of September 30, 2023	36	$ 36	4	$ 4	$ 2,337,468	$ 2,337,508

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	415,161
Net unrealized gain on marketable securities		(386,734)
Adjustments to reconcile net income to		
net cash used in operating activities:		
Increase in commission receivable due from clearing broker		(23,219)
Increase in accounts payable and accrued expenses		2,498
Net decrease in lease obligations		(6,565)
Net cash used in operating activities		(414,020)
NET CHANGE IN CASH AND CASH EQUIVALENTS		1,141
CASH AND CASH EQUIVALENTS, beginning of year		53,498
CASH AND CASH EQUIVALENTS, end of year	$	54,639
Supplemental disclosure of non-cash activities:		
Initial recognition of right of use asset		171,258
Initial recognition of lease obligation		171,258
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	–
Cash paid for income taxes	$	–

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

Note 1 - Nature of Business

Organization

U.S. Securities International Corp. (the "Company') incorporated in the State of New York on June 24, 1974. The Company was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and the Chicago Board Options Exchange (CBOE). The Company is also a member of the (Securities Investor Protection Corporation (SIPC).

All of the Company's executable trades are cleared through its clearing broker on a fully disclosed basis. The Company does not carry customer accounts. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Introducing non-clearing broker-dealer. The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3 based on paragraph k(2)(ii).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. On September 30, 2023, the Company's cash did not exceed the limit; therefore, there was no concentration of risk for Company's deposits.

Commission Receivable Due from Clearing Broker

Commission receivables due from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. These receivables are typically settled within thirty days. The clearing broker is a sufficiently capitalized financial institution. Management has determined that the risk of loss is unlikely, accordingly, an allowance for bad debt has not been assessed. Should the clearing broker's financial condition deteriorate, the management will reassess.

Restricted Cash

Restricted cash represents good faith deposits held at clearing broker as set forth by the clearing agreement enter into by the Company and its clearing broker. The Company has assessed the financial viability of the clearing broker and believes that the deposit is fairly stated and the risk of loss on the deposit is not significant. Refer to Note 4.

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

Note 2 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the majority of the revenue generating transactions with its customers.

Commissions

Commission income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Trading Income

The Company's trading income consists of realized and unrealized gains and losses from trading equity securities.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740'). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company adopted this policy for the current year.

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest order of liquidity to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Note 3 - Fair Value of Financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, using level 1 value measurement. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value. The Company accounted for these investments as trading securities.

Short-term T-bills	22,380
Equities	2,308,617
	$2,330,997

Note 4 - Restricted Cash - Deposit Held at Clearing Broker

The Company maintains cash deposited with its clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 9, 2003 with additional amendments added through January 23, 2008, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. As of September 30, 2023, the Company had $50,000 deposited with its clearing firm. This deposit has been accounted for as restricted cash.

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

Note 5 - Concentration of Risk

The Company maintains its cash with major financial institutions, which may from time to time, exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally two business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charged back to the Company.

Note 6 – Right of Use Asset and Lease Obligations

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset as of December 1, 2019, the effective date of the current lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short- term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Operating Lease

The Company has obligations as a lessee for office space, with initial non-cancellable terms of more than one year and does not include termination options for either party to the lease or restrictive financial or other covenants. The Company has classified this lease as an operating lease. On the Statement of Financial Condition as of September 30, 2023, the Company has recognized an operating lease as a right of use asset in the amount of $171,258 and a corresponding operating lease obligation of $171,258. Management applied a discount rate of 6.0% to calculate the present value of the lease payments to determine the capitalized value of the lease at initial recognition. The Company has been leasing the same office space under an operating lease since 2003. The most recent renewal was entered into on September 30, 2023, and the lease ends on September 30, 2025.

In addition, the company rents space from a related party at the amount of $1,500 per month as an alternate location for

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

record safekeeping. This lease is cancelable at the owner's discretion. Accordingly, the Company has not capitalized a right of use asset for this lease.

During the year ended September 30, 2023, occupancy costs were $86,897.

The following table details the Company's future lease obligations:

Future Minimum Lease Obligations	
Within 1 year	82,602
Within 2 years	88,656
	$ 171,258

Note 7 - Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2023, the Company contributed $18,451 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2022, through September 30, 2023. In addition, the company reimburses its staff for medical expenses as bills are submitted. There is no written plan for this reimbursement.

Note 8 - Regulatory Requirements

The Company is subject to SEC Net Capital Rule (the Rule or Rule 15c3-1), which requires broker dealers to minimum maintain net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. As of September 30, 2023, the Company had a net capital of $1,681,071 which was $1,672,479 in excess of its required net capital of $8,601. The Company's total aggregated indebtedness to net capital ratio was 0.076746 to 1.

The Company's management claims it is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

Note 9 – Related Party Transactions

The Company rents property from year to year from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2023, such rental payments aggregated $18,000 and are included in operations.

Note 10 – Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued which is up to and through December 14, 2023. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. Other than material events disclose below, if any, management is unaware of material subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2023

Computation of Net Capital:

Total Ownership Equity	$ 2,337,508
Add: Other Allowable Credits	-
	2.337,508
Less: Non-Allowable Assets	1,308
Tentative Net Capital	2,336,200
Less: Haircuts on Securities	348,072
Less: Undue Concentration on Securities	307,057
	655,129
Net Capital	$ 1,681,071

Computation of Basic Net Capital Requirement

Minimum Net Capital Required -	
(6 2/3% Aggregate Indebtedness)	$ 8,601
Minimum Dollar Net Capital	5,000
Net Capital Requirement	8,601
Net Capital	$ 1,681,071
Excess Net Capital	$ 1,672,470

Computation of Aggregate Indebtedness

Aggregate Indebtedness	
- Accounts payable and accrued liabilities	$ 129,016
- Lease obligation in excess of right of use asset	-
	129,016
Liabilities Excluded from Aggregate Indebtedness:	
Lease Obligation to the Extent of Right of Use Asset	-
Total Liabilities	$ 129,016
Ratio of Aggregate Indebtedness to Net Capital	$ 0.076746 to 1

See Accompanying Notes and Accountants' Report

U.S. SECURITIES INTERNATIONAL CORP.
RECONCILIATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2023

Statement pursuant to Rule 17a-5(d)(4)

The Company amended its computation of net capital included in Part IIA of Form X-17A-5 as of September 30, 2023, as follows:

Net Capital per original FOCUS report	$ 1,585,911
Adjustment for allowable assets	(32,342)
Adjustment to right of use assets and lease obligations	87,770
Adjustment to haircuts	4,688
Adjustment to undue concentration on securities	35,043

Net Capital per Amended Focus	$ 1,681,070

See Accompanying Notes and Accountants' Report

U.S. SECURITIES INTERNATIONAL CORP.
SCHEDULE II – COMPUTATION FOR DETERMINING OF THE RESERVE REQUIREMENT AND
SCHEDULE II – INFOMRATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2023

Computation for Determination of the Reserve Requirements:

The Company claims that it operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15M-3.

Information Relating to Possession or Control Requirements:

The Company claims that it operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of September 30, 2023.



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
U.S. Securities International Corp.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) U.S. Securities International Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Securities International Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) U.S. Securities International Corp. stated that U.S. Securities International Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
PCAOB ID: 1171

We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
December 14, 2023

U.S. SECURITIES, INT'L. CORP.

120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

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(212) 227-0800

SEC Rule 15c3-3(k) Exemption Report
For the year ended September 30, 2023

U.S. Securities International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of subsection (k)(2)(ii).
2. The Company met the requirements of this exemption provision throughout the most recent fiscal year end from October 1, 2022 through September 30, 2023 without exception.

U.S. Securities International Corp.

I, William Coppa, affirm that, to the best of my knowledge and belief, that this Exemption Report is true and correct.

By: _William Coppa_ (signature)

William Coppa
Title: Secretary – Treasurer
Dated: December 14, 2023